[Letterhead of PRG-Schultz International, Inc.]
October 9, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PRG-Schultz International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Definitive Proxy filed April 23, 2009 File No. 000-28000
Dear Mr. O’Brien:
     We are responding to your letter of September 3, 2009, with respect to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced reports filed by PRG-Schultz International, Inc. (the “Company”) under the Securities Exchange Act of 1934, as amended. For your convenience, we have restated and responded to each of your comments below. After you have reviewed this response, please let us know if you require any additional information.
Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1.	We note your discussion on page 9 regarding the nature of your business, which may decrease as a result of clients improving their systems and processes and having fewer errors. We further note on your discussion that you may not know the impact of the current economic downturn on your business and revenues until late 2009 and 2010. Please expand discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Provide an overview of how the market for your products and services has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent contract activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address

Securities & Exchange Commission
October 9, 2009

the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments, credit ratings and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.
Response:
     Given the nature of the Company’s business, which is heavily concentrated in the business of recovery auditing — contingency fee-based recovery of overpayments by the Company’s clients to their vendors — the effect of the global economic downturn on the Company has generally been delayed, as the Company did not begin to experience any material negative effects from the downturn until the first half of 2009. We believe that one factor insulating the Company somewhat from the economic downturn is that during this phase of an economic cycle the Company’s clients are frequently more motivated to use the Company’s services to recover prior overpayments to make up for relatively weaker financial performance in their own business operations. Also, the client purchase data on which the Company performs its recovery audit services is historical data, the age of which varies from client to client; however, such data typically reflects transactions between the Company’s clients and their vendors that generally took place 3 to 15 months prior to the data being provided to the Company for audit. The fact that the Company’s audits typically lag current client spending by up to 15 months has also delayed somewhat the corresponding adverse impact of the current economic downturn on the Company’s revenues.
     The vast majority of the Company’s recovery audit clients are in the retail industry segment, which the Company believes has been significantly impacted by the global downturn. The decrease in consumer spending associated with the economic downturn has resulted in many of the Company’s clients reducing their purchases from vendors, which makes it more difficult for those clients to offset recovery claims that the Company discovers against current vendor invoices. In addition, many client vendors are experiencing their own financial difficulties, and the liquidity of these vendors can also negatively impact the claims recovery process. Because the vast majority of the Company’s current revenues are based on such recoveries, these factors may negatively impact the Company’s revenues in future periods. In addition, management is also aware of an increased risk of retailer bankruptcies because of the current economic downturn. Client bankruptcy or insolvency proceedings could further adversely impact the Company’s future revenues.
     While the global economic downturn has likely contributed to a decrease in the revenues that the Company would have otherwise earned in recent periods, this decrease in revenues has not materially impacted the Company’s cash flows or liquidity position. Because turmoil in the credit markets has not materially affected the Company and because any decrease in revenues from the economic downturn has not adversely affected cash flow, the Company has not been required to draw on its revolving credit facility to fund its operations. In addition, the Company has remained in compliance with the covenants in its credit facility (and expects to continue to be

Securities & Exchange Commission
October 9, 2009

able to do so for the foreseeable future). Given that the data on which the Company performs its recovery audit services is typically 3 to 15 months removed from the actual dates of transactions between the Company’s clients and their vendors, the Company expects that it will not begin to recognize increased revenues from its clients in the retail industry as a result of improving economic conditions until well after the positive effects of such improved conditions have been realized by such clients. While the net impact of the global economic downturn on the Company’s recovery audit revenues is difficult to precisely determine or predict, the Company believes that the Company’s revenues will remain at a level that will not have a significant adverse impact on the Company’s liquidity, and management has taken steps to mitigate any adverse impact of the economic downturn on the Company’s revenues and overall financial health. These steps include limiting salary increases for Company employees and devoting substantial efforts in the development of a “lower-cost-to-serve” service model to enable the Company to more cost effectively serve non-retail/commercial clients, in an effort to reduce the Company’s dependency on customers in the retail industry. Further, management is working diligently to expand the Company’s business beyond core recovery audit services to retailers, such as the Company’s work as a subcontractor in the national recovery audit contractor (“RAC”) program of the Centers for Medicare and Medicaid Services (“CMS”) and the Company’s efforts to expand its consulting services business.
     The Company will include an expanded discussion in future filings, similar to that furnished to the Staff above, regarding the impacts, both current and anticipated, of the global economic downturn on the Company’s business and management’s approach to responding to such events.
Liquidity and Capital Resources, page 29
Secured Credit Facility, page 32
2.	We note in March 2009, you amended your credit facility to modify your covenants and borrowing base calculation. Please tell us whether or not the covenant modification was essentially a waiver provided by your bank as a result of an anticipated covenant failure. Further explain the nature of your borrowing base calculation and how your current accounts receivables balance as well as any uncollectible accounts or unbilled accounts impacts that calculation. Considering the above covenant modifications as well as the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in your revolving line of credit agreements compared to the actual ratios. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Securities & Exchange Commission
October 9, 2009

Response:
     At the time the Company modified its credit facility in March 2009, it was in compliance with all covenants under the credit facility and no non-compliance with such covenants was imminent. The modification was primarily made to recognize the impact of the delay in the implementation of the CMS national RAC program. The original covenants were negotiated based on certain assumptions regarding the Company’s participation in and the timing of the RAC program. The extent of the Company’s participation in the RAC program and the timing of the program were not known at that time. Once the Company’s actual participation level was determined and the timing of costs and revenues became more determinable, the Company and its lender agreed to modify the covenants to recognize such revised expectations. The Company could have limited (or adjusted the timing of) its spending related to the RAC program and stayed well within the original covenants. The Company and its lender agreed this would not be a prudent course of action for the Company. As a result, the Company respectfully submits that such modification was not a waiver under the credit facility and was not entered into in anticipation of a covenant default.
     The modification also included changes to the Company’s borrowing base calculation. The modification was requested by the lender due primarily (based on conversations with the lender) to the fact that the Company had not made any draws on the revolving credit facility during the entire term of the credit agreement. The Company’s borrowing base is calculated as 85% of Eligible Accounts Receivable (as defined in the credit agreement) plus a nominal variable percentage of Work in Progress (as defined in the credit agreement) plus a fixed amount referred to as the “Borrowing Base Addition.” Under the amended credit facility, the Borrowing Base Addition, which is a “theoretical non-asset based” portion of the calculation, was reduced. Because the Company at that time, and currently: (1) holds more cash than debt, (2) generates positive cash from operations, and (3) has no plans or foreseeable needs to access the revolver portion of the credit facility, the Company believes that the modification of the borrowing base calculation had, and continues to have, no impact on the Company’s liquidity.
     In future filings the Company will consider the guidance set forth in Section IV.C. of SEC Interpretive Release 33-8350 and, if warranted, will disclose specific covenants under the credit facility, including Consolidated EBITDA, Fixed Charge Coverage Ratio, Leverage Ratio and Capital Expenditures (all as defined or used in the credit agreement). In the event such disclosures are included, the Company will include (1) the actual ratios/amounts for each period and the required ratios/amounts, (2) the computations used to arrive at the ratios/amounts shown, including any necessary reconciliation of such numbers to the corresponding GAAP amounts, and (3) the risks and potential consequences of not complying with its debt covenants.
3.	We note your customer concentration disclosures on page 6, 9 and 54 discloses that your five largest clients contributed 30.4% of its revenue for 2008 and that Wal-Mart accounted for 11.2% of sales during 2008. Please provide a discussion within the liquidity section to discuss the effects of your customer concentrations on your liquidity

Securities & Exchange Commission
October 9, 2009

and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.
Response:
     In future filings the Company will include within its liquidity section a discussion regarding the effects of the Company’s customer concentration on its liquidity and operations, including specific discussion regarding the impact of the loss of all or a portion of the sales volume from a significant customer.
4.	We note that your participation in the RAC demonstration project expired in March 2008. You state that you have expended substantial resources in connection with the Medicare audit services under CMS’s RAC program and continue to incur significant costs relating to your participation. With regarding to this program and its related costs incurred and revenues earned, tell us the nature of the costs that are still being incurred for this project and why, when revenues from the wrap up of the program were not significant. Quantify the amount you anticipate spending for the remaining costs and when you anticipate paying these costs.
Response:
     The Company previously participated in CMS’s RAC demonstration project from March 2005 until the project’s expiration in March 2008. In late 2006, legislation was enacted that mandated that recovery auditing of Medicare payments be extended beyond the March 2008 end of the RAC demonstration program and that CMS enter into additional contracts with recovery audit contractors to expand recovery auditing of Medicare spending to all 50 states by January 1, 2010. On February 9, 2009, the Company announced that it had entered into subcontracts with three of the four national RAC program contract awardees. The costs the Company is now incurring relate to the national RAC program as opposed to the demonstration project which expired in March 2008. The Company does not continue to incur costs related to the demonstration project. As a subcontractor under the national RAC program, the Company has not contracted directly with CMS. Nevertheless, CMS is responsible for implementation of the overall national RAC program, and the Company’s future revenues from its subcontracts are heavily dependent on CMS’s implementation schedule and priorities, both of which are beyond the Company’s control. The national RAC program is still in the early stages of implementation and has experienced delays that make it very difficult to predict the timing of the Company’s revenues from this activity. In preparation for its work under the national RAC program subcontracts, the Company has incurred costs primarily relating to staffing and upgrading its technology systems. As of September 30, 2009, costs related to the national RAC program preparations have exceeded $10 million, which costs have been incurred over a period of approximately 18 months. Although amounts and timing are difficult to estimate for the reasons noted, the Company currently expects to incur at least $5 million in additional costs related to RAC program preparations and implementation over the next 12 to 18 months.

Securities & Exchange Commission
October 9, 2009

(1) Summary of Significant Accounting Policies, page 46
(7) Goodwill and Other Intangible Assets, page 59
5.	We note your accelerated amortization of customer relationship intangibles during the third quarter of 2007 as a result of your expectation that revenues and profits from these customers will decrease. We note your footnote disclosure on page 59 that you have tested your intangibles under SFAS 144 during the fourth quarter of each fiscal year presented and concluded that no impairment was necessary. Please tell us how you considered these customer relationships and your anticipation that revenues and profits will decrease for these customers in your impairment analysis at December 31, 2007 and 2008 and determined that no interim impairment test was necessary at June 30, 2009. Considering the decline in revenues during the past three years and your conclusion that amortization on these assets should be accelerated as a result of a decrease in future cash flows, it is unclear how you determined that no impairment is necessary.
Response:
     The change in method of amortization of the customer relationship intangible asset was made to better match its consumption to the pattern of expected economic benefits associated with such asset. This change was not made because the Company believed the asset was impaired.
     Paragraph 12 of SFAS 142 states, “A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”
     In recognition of the pattern of declining revenues, the Company switched from the straight-line method to an accelerated method because that method was considered to better reflect consumption of the asset relative to the pattern of economic benefits.
     Anticipated future cash flows related to the customer relationship intangible asset, while declining, continue to significantly exceed the carrying value of the intangible asset, thus, the Company believes that no impairment was indicated under SFAS 144.
Item 15 Exhibits, Financial Statement Schedules, page 77
6.	We note your discussion of the Secured Credit Facility on page 32. Please tell us where this exhibit is filed on EDGAR and include the credit facility in your exhibit list in future filings.

Securities & Exchange Commission
October 9, 2009

Response:
     The Secured Credit Facility is filed as Exhibit 10.20 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 under the title “Amended and Restated Financing Agreement dated September 17, 2007.” In future filings we will conform the descriptive title used for the Secured Credit Facility in the text with the title used in the Exhibit Index to avoid any confusion.
Form 10-Q for the quarter ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
7.	With regard to your February 9, 2009 announcement that you had entered into subcontracts with three of the four national RAC program contact awardees, please explain to us the nature of these contracts, including the amount of the contract, why you can not predict the magnitude and timing of revenues and why you do not expect to receive any meaningful revenues until second half of 2010. Also, tell us and disclose, in future filings, the nature and amount of any capital expenditures or other costs you anticipate incurring as a result of these contracts and your anticipated timing of these costs.
Response:
     See the Company’s response to Comment 4 above. The Company has entered into subcontracts with three of the four national RAC program awardees. The contracts are contingency-fee based contracts in which the Company receives fees based on a percentage of amounts recovered for improper payments to healthcare providers. As explained above in the Company’s response to Comment 4, it is difficult to predict the magnitude and timing of meaningful revenues because RAC program implementation and priorities are generally beyond the Company’s control. The Company’s disclosure that it does not expect to receive any meaningful revenues until the second half of 2010 is based on information currently available to the Company and may change depending on changes in RAC program scope and/or implementation. As noted above, CMS is responsible for the RAC program implementation, and our future revenues depend largely on the implementation schedule and priorities of the RAC program, the timing of which are beyond the Company’s control. In preparation for its work under the national RAC program subcontracts, the Company has incurred costs in excess of $10 million primarily relating to staffing and upgrading its technology systems. These costs were generally incurred over the last 18 months. Although amounts and timing are difficult to estimate for the reasons noted, the Company currently expects to incur at least $5 million in additional costs related to RAC program preparations and implementation over the next 12 to 18 months. To the extent such costs are material to a particular reporting period, the Company will disclose such costs in its future filings.

Securities & Exchange Commission
October 9, 2009

8.	We note that your margins increased in the second quarter of 2009 as a result of reductions in indirect costs and increased margins on consulting projects. Tell us and disclose, in future filings, the nature of your consulting projects and why they are performed at higher margins as opposed to other projects. Further tell us about any cost cutting initiatives you have in place, such as reducing headcount, and whether or not you anticipate these initiatives to impact future periods.
Response:
     Our consulting projects generally consist of services performed for senior finance and accounting executives of our clients to help them improve the efficiency and effectiveness of client operations. Such consulting projects have included serving as a project management office for the finance transformation of a $10 billion food and beverage manufacturer following a series of acquisitions, assessing the accounts payable function of a regional grocer for operations improvement opportunities, and designing and planning a vendor terms conversion initiative for a national hard goods retailer. With respect to the Staff’s statement above that the Company’s consulting projects “are performed at higher margins as opposed to other projects,” the Company would like to clarify that its prior filings referred to “increased margins on management consulting projects,” but did not provide that these consulting projects are performed at higher margins than the margins it earns on its other services. The Company’s margins for consulting projects have improved over recent periods due to more volume in the consulting business relative to the Company’s level of fixed costs associated with these services. The Company currently does not have any plans for additional cost cutting initiatives or headcount reductions.
Liquidity and Capital Resources, page 18
9.	Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion in future filings to address the reasons for the changes in operating assets and liabilities, specifically the decreases in accounts receivable, accounts payable and accrued expenses as these changes have had a material impact on your operating cash flows. Note this disclosure would enhance an investors understanding of your cash flow position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.
Response:
     The Company’s accounts receivable balances vary from period to period primarily based on the level of revenues recorded in the most recently completed quarter. Historically, fourth quarter revenues have exceeded the subsequent year’s second quarter revenues, thus leading to declines in receivable balances during the first half of the year. Likewise, accrued costs associated with those revenues will vary in a similar pattern. Additionally, most bonuses are paid annually in the first quarter of the following year which accounts for significant decreases in

Securities & Exchange Commission
October 9, 2009

accruals for payroll related expenses during the first half of the year. Also, significant 2006 MIP payments were made in April 2009 and 2008 (which were disclosed elsewhere in the Company’s Form 10-Q and 10-K) which also contributed to the significant reductions in accrued liabilities.
     The Company will include an expanded discussion in future filings, similar to that furnished to the Staff above, to address the changes in operating assets and liabilities to the extent they have a material impact on operating cash flows.
Item 9A. Controls and Procedures, page 25
10.	We note that your CEO and CFO concluded that the company’s disclosure controls and procedures were effective in reporting, on a timely basis, information required to be disclosed by the company in the reports the company files or submits under the Exchange Act. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, as the case may be.
Response:
     We hereby confirm to you that, in connection with the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, our officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     In future filings we intend to simply state the conclusion that our disclosure controls and procedures are effective or ineffective, as the case may be.

Securities & Exchange Commission
October 9, 2009

Definitive Proxy Statement on Schedule 14A filed on April 23, 2009
Compensation Discussion and Analysis, page 12
11.	In future filings, please analyze in greater detail how individual roles and performance (i.e. the qualitative factors) factored into the compensation amounts you disclose for each executive officer.
Response:
     The compensation of the Company’s executive officers is largely determined through the employment agreements entered into between the Company and the executive officers at the time of hire or promotion. These agreements are approved by the Compensation Committee of the Company’s Board of Directors and generally provide the executive officer’s compensation, including salary and bonus. As disclosed in the Company’s previous filings, the Compensation Committee reviews the performance and compensation of our Chief Executive Officer each year. In evaluating the compensation of the Chief Executive Officer, the Compensation Committee considers factors such as market data regarding the compensation of other comparable executive officers at comparable companies and the skills and relevant experience of the Chief Executive Officer. The Chief Executive Officer annually reviews the performance of each of our other executive officers and makes recommendations to the Compensation Committee regarding compensation. After taking into consideration the recommendations of the Chief Executive Officer, the Compensation Committee then determines the amount of compensation for our other executive officers for the upcoming year. With respect to these other officers, the Compensation Committee and the Chief Executive Officer consider multiple factors in establishing the executive compensation packages, including market data regarding the compensation of comparable executive officers at comparable companies, the recent performance of the executive at the Company and the skills and relevant experience of each executive. Accordingly, the roles and performance of the various executive officers factors into the compensation amounts.
     It should be noted that there have been very few salary increases in the past several years for the Company’s executive officers and the Company believes it has appropriately included analysis of the reasons for such increases in these instances. Nevertheless, individual performance is expected to play a more significant role in executive officer compensation in 2009 and beyond. For example, for the years 2006 through 2008, the Company’s annual performance bonus plan (in which each Company executive officer participates) was based solely on the Company’s achievement of a company-wide financial performance measure (adjusted EBITDA). In 2009, the performance bonus plan approved by the Compensation Committee of the Board of Directors has tied 30% of each executive officer’s 2009 bonus to the achievement of certain Compensation Committee — approved individual performance criteria. The Company will analyze in greater detail in future filings how individual roles and performance factor into the compensation amounts disclosed for each executive officer.

Securities & Exchange Commission
October 9, 2009

Cash Bonus, page 18
12.	We note your disclosure that bonuses are earned based on consolidated adjusted EBITDA target and maximum amounts, and that EBITDA is adjusted for unusual and other significant items that management views as distorting operating results from period to period. In future filings, please quantify and disclose in greater detail how these adjustments were calculated. See Item 402(b)(2)(vi) and Instruction 5 to Item 402(b) of Regulation S-K.
Response:
     In future filings we will quantify and disclose how adjustments to EBIDTA are calculated for unusual and significant items that management views as distorting operating results.
13.	In future filings, please disclose the formula to determine the bonuses if the company’s performance fell between the target and maximum adjusted EBIDTA goals. Also quantify the actual EBIDTA achieved. See 402(b)(1)(v) of Regulation S-K.
Response:
     In connection with the calculation of performance bonuses, in the event that the Company’s performance falls between the established target and maximum adjusted EBITDA goals, the amount paid is calculated on a straight-line, pro rata basis based on the amounts owed at the target goal level and the maximum goal level. In future filings, the Company will provide more information about the determination of bonuses for each individual officer and will quantify the actual adjusted EBITDA achieved.
Long-Term Equity Incentive Compensation, page 19
14.	In future filings, please describe in greater detail how the stock awards listed in the executive compensation table on page 28 were calculated for each executive officer. Also quantify the target and the actual corporate performance measures (i.e., the adjusted EBITDA) used to calculate the awards for each executive officer. Describe in detail how these measures were adjusted.
Response:
     As described in footnote 2 to the Summary Compensation table, the stock awards listed in this table were calculated in accordance with Statements of Financial Accounting Standards No. 123R, “Share-Based Payment.” As further described in this footnote, additional information about assumptions used in these calculations is available in Note 1(l) to the Company’s Consolidated Financial Statements in the Company’s Form 10-K for the year ended December 31, 2008. Due to a partial cash settlement feature, portions of the performance units granted to certain executive officers are considered liability-classified awards, thus negative compensation may result from remeasurement at each balance sheet date based on the market value of the Company’s common stock. Accordingly, the Company respectfully submits that it has adequately described the calculation of these awards. In future filings, the Company will quantify on a historical basis any corporate performance measure used to calculate the awards for each executive officer.

Securities & Exchange Commission
October 9, 2009

15.	In future filings, please describe in greater detail how the Compensation Committee determined the amount of MIP performance units to award to each executive officer.
Response:
     The Company has not made any grants of MIP performance units to named executive officers since September 2006. The grants of the MIP performance units were granted to certain named executive officers to provide these officers with a significant equity stake in the Company coming out of the Company’s restructuring efforts in early 2006. The determination of these amounts was described in the Company’s previous filings around this time period. However, to the extent that any MIP performance units are granted to any named executive officers in the future, the Company will provide greater detail in future filings on how the Compensation Committee determined the amount awarded to each named executive officer.
Certain Transactions, page 34
16.	We note your related party transaction disclosure on page 52 of the Form 10-K in the notes to the financial statements. Please include this disclosure in this section in future filings or advise us why you believe this disclosure is not required under Item 404 of Regulation S-K.
Response:
     The related party disclosure included as Note 3 to our financial statements included in the Form 10-K relates to severance agreements with our former Chairman, President and CEO, John M. Cook, and our former Vice Chairman, John M. Toma. These arrangements were entered into in 2005, when Messrs. Cook and Thomas left the Company, and were subsequently amended in 2006, as described in Note 3 to our financial statements. As you are aware, Item 404 of Regulation S-K requires disclosure of certain transactions, since the beginning of the registrant’s last fiscal year, or currently proposed, in which the registrant was or is to be a participant, the amount involved exceeds $120,000, and in which any “related person” (as defined in Item 404) had or will have a direct or indirect material interest. Given that the severance transactions were entered into in 2005 (and amended in 2006) and that Mr. Cook’s and Mr. Toma’s service to the Company ceased in 2005, we respectfully submit that, with respect to our Definitive Proxy Statement on Schedule 14A filed on April 23, 2009, (a) the severance arrangements occurred outside of the timeframe that would require disclosure under Item 404 and, further, neither Mr. Cook nor Mr. Toma meets the definition of a “related person” for purposes of disclosure under Item 404.
     In order to avoid further confusion, in future filings we will rename the applicable note to our financial statements to clarify that such severance arrangements no longer constitute related party transactions.

Securities & Exchange Commission
October 9, 2009

*****
     In connection with the above responses to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.
Sincerely,
/s/ Robert B. Lee
Robert B. Lee
Chief Financial Officer and Treasurer